SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                           SCHEDULE 13D
          Under the Securities Exchange Act of 1934
                      (Amendment No. __) /*/


                   New Generation Plastic, Inc.
-------------------------------------------------------------
                         (Name of Issuer)


             Common Stock, par value $.001 per share
--------------------------------------------------------------
                  (Title of Class of Securities)


                            64446R108
-------------------------------------------------------------
                          (CUSIP Number)


             Marc R. Engel, Executive Vice President
                  New Generation Plastic, Inc.
                  245 Park Avenue, 39th Floor
                   New York, New York 10167
                          (212)792-4104
-------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)


                         June 10, 1999
-------------------------------------------------------------
     (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

/*/    The remainder of this cover page shall be filled out
for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             SCHEDULE 13D

CUSIP No. 64446R108
-------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Bachkine & Meyer Industries, S.A.
          (Taxpayer ID No.   N\A )

-------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                    (a)  [   ]
                    (b)  [   ]

-------------------------------------------------------------
3    SEC USE ONLY


-------------------------------------------------------------
4    SOURCE OF FUNDS

          WC

-------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)      [   ]

-------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

          British Virgin Islands

-------------------------------------------------------------
                         7    SOLE VOTING POWER
     NUMBER OF
                              11,580,000
     SHARES           ----------------------------------------
                         8    SHARED VOTING POWER
     BENEFICIALLY
                              -0-
     OWNED BY         ----------------------------------------
                         9    SOLE DISPOSITIVE POWER
     EACH
                              11,580,000
     REPORTING        ----------------------------------------

     PERSON              10   SHARED DISPOSITIVE POWER

     WITH                     -0-
-------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

                              11,580,000

-------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES                 [   ]


-------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          97.78%

-------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

          CO

-------------------------------------------------------------

CUSIP No. 64446R108
-------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Jacques Mot

-------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                    (a)  [   ]
                                    (b)  [   ]

-------------------------------------------------------------
3    SEC USE ONLY


-------------------------------------------------------------
4    SOURCE OF FUNDS

          OO

-------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)      [   ]

-------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Switzerland

-------------------------------------------------------------
                         7    SOLE VOTING POWER
     NUMBER OF
                              -0-
     SHARES          ----------------------------------------
                         8    SHARED VOTING POWER
     BENEFICIALLY
                              11,580,000
     OWNED BY        ----------------------------------------
                         9    SOLE DISPOSITIVE POWER
     EACH
                              -0-
     REPORTING       ----------------------------------------

     PERSON              10   SHARED DISPOSITIVE POWER

     WITH                     11,580,000

--------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

          11,580,000

-------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES                 [   ]

-------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          97.78%

-------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

          IN

-------------------------------------------------------------

ITEM 1.   SECURITY AND ISSUER.

    This Schedule 13D relates to the Common Stock, par value $0.001 (the "Common Stock") of New Generation Plastic, Inc. (the "Issuer"). Based solely on information provided by the Issuer, as of June 10, 1999 there were 11,842,733 shares of Common Stock issued and outstanding.

     The address of the Issuer's principal executive office is 245 Park Avenue, 39th Floor, New York, NY 10167.


ITEM 2.   IDENTITY AND BACKGROUND.

     (a). The person filing this statement is Bachkine & Meyer Industries, S.A. ("BMI"). Jacques Mot is the Chairman and President of BMI. Information called for by Items 2 through 6 of this Schedule 13D, as applicable, with respect each director and executive officer of BMI is attached hereto as Annex A.

     (b-c).  BMI's main business address is 125 Main Street,
Road Town, Tortola, BVI. BMI is a private holding company which pursues investment opportunities world wide.

     (d). BMI has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

     (e). During the last five years, BMI has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f). BMI is a British Virgin Islands company.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On June 10, 1999, BMI acquired Eleven Million Five
Hundred and Eighty Thousand (11,580,000) shares (the "Shares") of the Common Stock in a private transaction exempt from registration under the Securities Act of 1933 pursuant
Regulation S promulgated thereof, in exchange for certain assets and liabilities of BMI.


ITEM 4.   PURPOSE OF TRANSACTION.

     BMI acquired the Shares and control of the Issuer as part of the reorganization and reincorporation of the Issuer's predecessor in exchange for certain assets and technology from BMI related to a new business operation. Other than the potential future sale of additional shares by the Issuer of its Common Stock to the public for cash or in privately-negotiated transactions with sophisticated or accredited investors, the Reporting Person does not have any plans or proposals which relate to or that would result in any of the matters set forth in paragraphs a-j of this Item 4.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) BMI beneficially owns in the aggregate 11,580,000 shares of the Common Stock or 97.78% of the outstanding and issued shares of Common Stock.

     (b)  BMI has the sole power to vote on 11,580,000 Shares.

     (c) Other than its acquisition of the Shares in a single transaction, there have been no transactions in the Common
Stock by BMI during the past 60 days.

     (d) No persons, other than BMI, have the right to receive or the power to direct the receipt of the dividends from, or the proceeds from the sale of, the Shares acquired by BMI.

     (e)  Not applicable.


ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
          ISSUER.

     Other than the Asset Purchase Agreement referenced under
Item 7 below and the joint filing agreement attached as Exhibit B, there are no contracts, arrangements, understandings or relationship between BMI and any person with respect to the securities of the Issuer.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Attached as Exhibit A hereto is a copy of the Asset
Contribution Agreement among BMI, SW Ventures, Inc. and Guido
Cloetens, dated as of April 14, 1999, pursuant to which BMI acquired control of the Issuer.

                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of: July 31, 1999

                            BACHKINE & MEYER INDUSTRIES, S.A.

                            By: /S/ JACQUES MOT
                            --------------------------------
                              Name:     Jacques Mot
                              Title:    Chairman and Chief
                                        Executive Officer


                              JACQUES MOT

                            /s/ JACQUES MOT
                           -----------------------------------

                             ANNEX A


Directors and Executive Officers of BMI
---------------------------------------

ITEM 2.   IDENTITY AND BACKGROUND

     (a). Jacques Mot is a Director and the Chairman and President of BMI.

     (b).  His business address is 125 Main Street, Road Town,
Tortola, British Virgin Islands.

     (c). Mr. Mot is currently employed by BMI as its Chairman and President.

     (d). Mr. Mot has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

     (e). During the last five years, Mr. Mot has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f). Mr. Mot is a citizen of Switzerland.

-------------------------------------------

     (a).  Marcel J. Rokegem is a Director of BMI.

     (b).  His business address is Lessensestraat 60, 9500
Geraardsbergen, Belgium.

     (c). Mr. Rokegem is currently employed as a consultant by Van Moer Santerre Group, Lessensestraat 60, 9500
Geraardsbergen, Belgium.

     (d). Mr. Rokegem has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

     (e). During the last five years, Mr. Rokegem has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f). Mr. Rokegem is a citizen of Belgium.

                                             EXHIBIT A











                   ASSET CONTRIBUTION AGREEMENT

                             BETWEEN

                BACHKINE & MEYER INDUSTRIES, S.A.

                               and

                        SW VENTURES, INC.

                               AND

                          GUIDO CLOETENS


                       As of April 14, 1999

                        TABLE OF CONTENTS


Page


RECITALS                                                    i


ARTICLE I  CONTRIBUTION AND CLOSING                         1

ARTICLE II  REPRESENTATIONS AND WARRANTIES OF CLOETENS      3


ARTICLE III  REPRESENTATIONS AND WARRANTIES OF SWV          4


ARTICLE IV  REPRESENTATIONS AND WARRANTIES OF BMI           11

ARTICLE V  ADDITIONAL AGREEMENTS OF THE PARTIES             12

ARTICLE VI  CONDITIONS OF BMI                               14

ARTICLE VII  CONDITIONS OF SWV AND CLOETENS                 15

ARTICLE VIII  INDEMNIFICATION                               16

ARTICLE IX  OTHER PROVISIONS                                19

                     ASSET CONTRIBUTION AGREEMENT

     THIS ASSET CONTRIBUTION AGREEMENT ("Agreement"), is made and entered into as of this 14th day of April, 1999, by and between Bachkine & Meyer Industries, S.A., a British Virgin Islands corporation ("BMI,"), on one part, and SW Ventures, Inc., a Nevada corporation ("SWV") and Guido Cloetens, an individual resident of Belgium ("Cloetens") on the other part.

                             RECITALS

     BMI and its wholly owned subsidiary, BAMI Intelligence, S.A. ("BAMI") (References herein to BMI include both BMI and BAMI) are the owners of a processing and recycling technology that is capable of producing discrete plastic polymers from a stream of either mixed virgin resins or mixed plastic waste without the necessity of expensive compatibilizers (the "New Generation PlasticTM Process") The assets, including, the patents, trademarks, know-how, proprietary process control software, the NGP BT-30 (the "Bench Top Unit")(that BMI is currently assembling), certain contractual rights and agreements and all other related assets and liabilities that form the basis of the New Generation Plastic(tm) Process are referred to herein as the "NGP Assets." SWV is currently a reporting company under Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act"). However, none of the outstanding common stock of SWV is currently registered under the Securities Act of 1933 (the "Securities Act").

     Cloetens, as the record owner of more than 50% of the currently outstanding common stock of SWV, has agreed to vote his shares in favor of the transactions contemplated by this Agreement.

     In accordance with the provisions of this Agreement, after the completion of the Reorganization (as defined herein) required by Article V of this Agreement, BMI desires to contribute the NGP Assets owned by BMI or BAMI to New Generation Plastic, Inc. ("NGP Delaware"), a Delaware corporation, in exchange for 11,580,000 shares of the common stock of NGP Delaware (the "NGP Contribution"). The parties intend that the NGP Contribution qualifies for tax free treatment under Section 351 of the Internal Revenue Code of 1986, as amended (the "Code").

     Throughout this Agreement various Schedules are referenced as being attached to this Agreement. Notwithstanding anything herein to the contrary, this Agreement may be executed without any Schedules attached hereto and if so executed shall be valid and binding without regard to the contemplated Schedules until same are attached in final form and delivered to the other party for review at Closing.

                            ARTICLE I
                    Contribution and Closing

     Section 1.1 Incorporation of Recitals and Preamble. The recitals and preamble set forth above are incorporated herein by reference and are a part of this Agreement.

     Section 1.2 Time and Place for Closing. Closing under this Agreement shall take place within fifteen (15) days after the conditions set forth in Article VI and Article VII being satisfied or waived, time being of the essence, at the offices of BMI, Rue de la Rotisserie 29, Geneva, Switzerland, or such other place as the parties hereto may agree upon. The date that Closing occurs is referred to hereinafter as the "Closing Date" and the act of closing as "Closing." The exact Closing Date shall be established by mutual consent of BMI and SWV.

     Section 1.3 Agreement to Contribute the NGP Assets; Issuance of Common Stock. At the Closing, BMI agrees to assign, transfer and deliver to NGP Delaware all of its right title and interest in the NGP Assets (a list of the NGP Assets is attached hereto as Schedule 1.3) currently owned by BMI and /or BAMI to NGP Delaware, and NGP Delaware shall deliver to BMI 11,580,000 shares (the "NGP Delaware Stock") of the common stock of NGP Delaware (the "NGP Contribution").

     Section 1.4 Closing. Following execution of this Agreement, BMI and SWV shall be obligated to conclude the transaction strictly in accordance with its terms within five
(5) days after the conditions of Closing set forth in Article VI and Article VII have been satisfied or waived, time being of the essence. If the failure to conclude this transaction is due to the refusal and failure of SWV and/or Cloetens to perform their obligations under this Agreement, BMI may seek to enforce this Agreement with an action of specific performance, in addition to, and not in limitation of, any other rights and remedies available to BMI under this Agreement, or at law or in equity, including, without limitation an action to recover its actual damages resulting from the default of SWV and/or Cloetens. If the failure to conclude this transaction is due to the refusal and failure of BMI to perform its obligations under this Agreement, SWV may seek to enforce this Agreement with an action of specific performance, in addition to and not in limitation of any other rights and remedies available to SWV under this Agreement, or at law or in equity, including without limitation an action to recover his actual damages resulting from the default of BMI.

     Section 1.5 Termination. This Agreement and the transactions contemplated hereby may be terminated at any time prior to the Closing Date: (a) by mutual written agreement of BMI and SWV and Cloetens; (b) by BMI within the later of thirty (30) days after the date of this Agreement or five (5) days after all Schedules to be prepared by SWV are delivered to BMI, if BMI is not satisfied, in its sole discretion, with the due diligence it has conducted on SWV; (c) by BMI or SWV, in the event the other makes a material misrepresentation under this Agreement or breaches a material covenant or agreement under this Agreement which is not cured within fifteen (15) days after notice is received; or (d) by BMI or SWV, if the Closing shall not have occurred by June 30, 1999, or such other date as may be agreed to by all of the parties hereto in writing, due to the non-fulfillment of a condition precedent to such party's obligation to close as set forth at
Article VI or VII hereof, as applicable (through no fault or breach by the terminating party).

     In the event this Agreement is terminated as provided herein, this Agreement shall become void and be of no further force and effect and no party hereto shall have any further liability to any other party hereto, except that Section 1.5,
Section 9.1 and Section 9.15 shall survive and continue in full force and effect, notwithstanding termination. The termination of this Agreement shall not limit, waive or prejudice the remedies available to the parties, at law or in equity, for a breach of this Agreement. If this Agreement is terminated, all due diligence and other documentation delivered to BMI by SWV shall be returned promptly to SWV.

     Section 1.6 Deliveries by SWV. At the Closing, SWV shall deliver or cause to be delivered, all duly and properly executed, authorized and issued (where applicable): (a) Certificates representing the NGP Delaware Stock, as provided in Section 1.3 above; (b) Resignations of Officers in the
form attached a Schedule 1.6(b); and   (c)  A favorable
opinion from counsel for SWV, dated the Closing Date, in the form attached as Schedule 1.6(c).

     Section 1.7 Deliveries by BMI. At the Closing, BMI shall deliver to SWV or cause to be delivered, all duly and properly executed, authorized and issued (where applicable) the following: (a) Duly executed Assignments of the NPG Assets in the forms attached as Schedule 1.7(a); and (b) An opinion from counsel for BMI, dated the Closing Date, in form attached as Schedule 1.7(b).

                            ARTICLE II
           Representations and Warranties of Cloetens

     With knowledge that BMI is relying upon the representations, warranties and covenants herein contained, Cloetens represents and warrants to BMI and makes the following covenants for BMI's benefit.

     Section 2.1 Authority Relative to this Agreement. Cloetens has full authority to enter into and perform his obligations under this Agreement and the Collateral Documents, and neither the execution, delivery nor performance by Cloetens of this Agreement or the Collateral Documents will
(i) result in a violation or breach of any term or provision nor constitute a default under any contract or agreement to which Cloetens is a party or by which he is bound, or violate any order, writ, injunction or decree of any court, administrative agency or governmental body, or (ii) result in a violation or breach of any term or provision, or constitute a default or accelerate the performance required, under any indenture, mortgage, deed of trust or other contract or agreement to which Cloetens is a party or by which he or his properties is bound.

     Section 2.2 Majority Ownership of SWV. Cloetens is the sole owner of and possesses sole voting power over 1,838,000 shares of the common stock of SWV. As such, Cloetens possesses a majority of the voting power of the outstanding shares of SWV.

                           ARTICLE III
             Representations and Warranties of SWV

     With knowledge that BMI is relying upon the representations, warranties and covenants herein contained, SWV represents and warrants to BMI and makes the following covenants for BMI's benefit. When the phrase "to SWV's knowledge" or any equivalent phrase is used in this Agreement, the phrase shall mean the actual knowledge of SWV or the information and/or knowledge of an officer or director of SWV acting with reasonable diligence in the conduct of his or her duties as an officer or director.

     Section 3.1 Organization and Standing. SWV is duly organized, validly existing and in good standing under the laws of the State of Nevada, with full power and authority to own its properties and conduct its business as now being conducted. Except as listed in Schedule 3.1, SWV does not own any stock or interest in any other corporation, partnership, or other business organization.

     Section 3.2 Authority Relative to this Agreement. The execution, delivery and performance of this Agreement and the Collateral Documents by SWV have been duly authorized and approved by the Board of Directors of SWV and as of the Closing Date by the shareholders of SWV. No further corporate action is necessary on the part of SWV to consummate this Agreement and the Collateral Documents in accordance with their terms. SWV has full authority to enter into and perform its obligations under this Agreement and the Collateral Documents, and neither the execution, delivery nor performance by SWV of this Agreement or the Collateral Documents will (i) result in a violation or breach of any term or provision nor constitute a default under the certificate of incorporation or bylaws of SWV or under any contract or agreement to which SWV is a party or by which it is bound, or violate any order, writ, injunction or decree of any court, administrative agency or governmental body, or (ii) result in a violation or breach of any term or provision, or constitute a default or accelerate the performance required, under any indenture, mortgage, deed of trust or other contract or agreement to which SWV is a party or by which it or its properties is bound.

     Section 3.3 Securities. SWV has the authorized and outstanding securities set forth on Schedule 3.3. All outstanding shares of stock are legally and validly authorized and issued, fully-paid and nonassessable. There are no outstanding rights of any kind to acquire additional shares of any class of stock of SWV, except as set forth on Schedule 3.3.

     Section 3.4 Contracts, Permits and Material Documents. The items listed in Schedule 3.4 attached hereto are all of the following ("Material Documents") with respect to SWV which provide a benefit or impose a detriment of a value of $5,000 or more: (i) leases for real and personal property, (ii) licenses, (iii) franchises, (iv) promissory notes, guarantees, bonds, mortgages, liens, pledges, and security agreements under which SWV is bound or under which SWV is the beneficiary, (v) collective bargaining agreements, (vi) patents, trademarks, trade names, copyrights, trade secrets, proprietary rights, symbols, service marks, and logos, (vii) all permits, licenses, consents and other approvals from governments, governmental agencies (federal, state and local) and/or third parties relating to, used in or required for the operation of any of the business of SWV, (viii) all surety bonds, closure bonds or any other obligation which SWV has liability for with respect to its operations and (ix) other contracts, agreements and instruments not listed on another Schedule attached to this Agreement which are binding on SWV or any of its property and pursuant to which SWV derives a benefit or incurs a detriment having a value of $15,000 or more. Except as set forth on Schedule 3.4, neither SWV nor any person or party to any of the Material Documents or bound thereby is in material default under any of the Material Documents, and, to the knowledge of SWV, no act or event has occurred which with notice or lapse of time, or both, would constitute such a default. SWV is not a party to, and none of SWV's properties are bound by, any agreement or instrument which is material to the continued conduct of business operations of SWV, as now being conducted, except as listed in
Schedule 3.4.

     Section 3.5 Personal Property. All items of personal property used in the business of SWV (the "Business") are listed on Schedule 3.5. All such items are owned by SWV by good and marketable title free of all liens and are now and at closing will be in good condition, normal wear and tear excepted, and except as noted on Schedule 3.5.

     Section 3.6 Real Property. SWV has never owned, leased or otherwise occupied, had an interest in or operated any real property other than the real property (the "Real Property") listed on Schedule 3.6 attached hereto and incorporated herein by reference. SWV has good, marketable and insurable title to the Real Property.

          (a) In all material respects, except as set forth in Schedule 3.6(a) attached hereto and incorporated herein, the Real Property is, and at all times during operation of the Business thereon has been, licensed, permitted and authorized for the operation of such Business under all applicable federal, state and local statutes, laws, rules, regulations, orders, permits (including, without limitation, zoning restrictions and land use requirements) and licenses and all administrative and judicial judgments, rulings, decisions and orders affecting or otherwise applicable to the protection of the environment and the Real Property (collectively, the "Applicable Laws").

          (b) Except as set forth in Schedule 3.6(b) attached hereto and incorporated herein by reference, all activities and operations conducted on the Real Property, whether by SWV or by third parties, are now being conducted and, to SWV's knowledge, have always been conducted in compliance with all Applicable Laws.

          (c) SWV shall make available on BMI's reasonable request all engineering, geologic, environmental and other similar reports, documentation and maps relating to the Real Property in the possession or control of the SWV or its consultants or employed professional firms.

          (d) Except as set forth in Schedule 3.6(d) attached hereto and incorporated herein by reference, neither SWV nor the Real Property now is or ever has been involved in any litigation or administrative proceeding seeking to impose fines, penalties or other liabilities or seeking injunctive relief for violation of any Applicable Laws relating to the environment.

          (e) To SWV's knowledge, there have been no spills, leaks, deposits or other releases into the environment or onto or under the Real Property of any Hazardous Materials as defined in any Applicable Law or other material environmental conditions other than as disclosed on Schedule 3.6(e).

          (f) No party, other than SWV, has a present or future right to possession of all or any part of the Real
Property, except for any right defined in, under or by any of the Permitted Exceptions.

          (g) No portion of the Real Property contains any areas that could be characterized as disturbed, undisturbed or man-made wetlands or as "waters of the United States" pursuant to any Applicable Laws or the procedural manuals of the Environmental Protection Agency, U.S. Army Corps of Engineers or the [Nevada Department of Environmental Protection] whether such characterization reflects current conditions or historic conditions which have been altered without the necessary permits or approvals, except as listed on Schedule 3.6(g) attached hereto and incorporated herein by reference.

          (h) There are no mechanic's liens affecting the Real Property and no work has been performed on the Real Property within twelve (12) months of the date hereof for which a mechanic's lien could be filed, except as set forth in
Schedule 3.6(h) attached hereto and incorporated herein by reference.

          (i)  There are no levied or pending special
assessments affecting all or any part of the Real Property owed to any governmental entity and none is threatened.

     Section 3.7 Liabilities. SWV does not have any liabilities, fixed or contingent, other than: (a) liabilities fully reflected in the Most Recent Balance Sheet, except for liabilities not required to be disclosed therein in accordance with GAAP; and (b) accounts payable arising since the date of the Most Recent Balance Sheet arising during the normal course of business consistent with past custom and practice.

     Section 3.8 Fiscal Condition of SWV. Since the date of the Most Recent Balance Sheet, except as set forth in Schedule 3.8, there has not (except as otherwise specifically permitted by this Agreement or as set forth in the Schedules to this Agreement) been: (a) Any material adverse change in the financial condition, business organization or personnel of SWV or in the relationships of SWV with third parties; (b) Any disposition by SWV of any of its capital stock or any grant of any option or right to acquire any of its capital stock, or any acquisition or retirement by SWV of any of its capital stock or any declaration or payment of any dividend or other distribution of its capital stock; (c) Any sale or other disposition of any asset owned by any of SWV at the close of business on the date of the Most Recent Balance Sheet, or acquired by it since that date, other than in the ordinary course of business consistent with past practice or in accordance with the terms of this Agreement; (d) Except as set forth in Section 3.8(d), any expenditure or commitment by SWV for the acquisition of any single asset or any single business; (e) Except as set forth in Section 3.8(e), any material bonuses or increases in the compensation payable or to become payable by SWV to any officer or key employee, except in the ordinary course of business or as required by law or pursuant to a contract which is listed on a Schedule to this Agreement; (f) Except as set forth in Section 3.8(f), any loans or advances to or by SWV other than renewals or extensions of existing indebtedness and other than in the ordinary course of business consistent with past practice; or
(h)  Any change in accounting method or practice.

     Section 3.9 Tax Returns. SWV has filed all Federal and other tax returns for all periods on or before the due date of such return (as may have been extended by any valid extension of time) and has paid all taxes due for the periods covered by the said returns. SWV has no liability for taxes incurred by their operations prior to Closing, except for taxes for the current fiscal year in an amount not exceeding the reserve therefor on the Most Recent Balance Sheet. SWV is a Subchapter C corporation under the Internal Revenue Service Code. Cloetens warrants that it will pay with his own funds any and all federal, state and local taxes due and payable by SWV with respect to all periods prior to the Closing, to the extent such taxes exceed the reserves for taxes established on SWV's Most Recent Balance Sheet, including, without limiting the generality of the foregoing, all federal, state and local income, sales, use, payroll, franchise, excise and property taxes. The reserves for all taxes reflected in the Most Recent Balance Sheet, if any, are adequate to cover all taxes, interest and penalties in connection therewith that may be assessed with respect to the property and business operations for the period(s) ending on the Closing Date and for all prior periods. SWV has filed or timely extended the time for filing and will file, in a timely manner, all requisite federal, state, local and other tax returns due for all fiscal periods ended on or before the date hereof and as of the Closing shall have filed in a timely manner all such returns due for all periods ended on or before the Closing Date. No federal, state, local or other tax returns or reports filed by SWV (whether filed prior to, on, or after the date hereof), will result in any taxes, assessments, fees or other governmental charges in excess of the amounts reserved for on the Most Recent Balance Sheet. SWV has duly withheld and collected all taxes which SWV is required to withhold or collect by law, has paid over to the proper authorities all such amounts required to be paid, and has in reserve all amounts so withheld or collected which have not yet been required to be paid. No taxing authority has asserted any deficiency for any prior tax period of SWV, and to SWV's knowledge, there are no facts which would constitute the basis for the assertion of such a deficiency.

     Section 3.10 Policies of Insurance. All insurance policies, performance bonds, and letters of credit insuring SWV or which SWV has had issued and which have not expired are listed on Schedule 3.10 attached hereto. Schedule 3.10 includes the names and addresses of the insurers and sureties, policy and bond numbers, types of coverage or bond, time periods or projects covered and the names and addresses of all known banks, beneficiaries, agents or agencies with respect to each listed insurance policy, performance bond and letter of credit. All current insurance policies, performance bonds and letters of credits of SWV are in force and effect and the premiums thereon are not delinquent. Except as set forth in
Schedule 3.10, SWV has not received any notification from any insurance carrier denying or disputing any claim made by SWV or denying or disputing any coverage for any such claim or denying or disputing the amount of any claim. SWV has no claim against any of its insurance carriers under any of policies insuring it pending or anticipated and there has been no occurrence of any kind which would give rise to any such claim.

     Section 3.11 Employees, Pensions, and ERISA.

          (a) SWV does not have, nor has it ever had, any employees.

          (b) SWV does not have, nor has it ever had, any employee benefit plans, funds or programs (within the meaning of the Code or the Employee Retirement Income Security Act of 1974, as amended ("ERISA")) which are currently maintained and/or were established or sponsored by SWV (whether or not they are now terminated) or to which SWV currently contributes, or has an obligation to contribute in the future, including, without limitation, employment agreements and any other agreements containing "golden parachute" provisions ("Plans"), whether or not the Plans are or are intended to be
(i) covered or qualified under the Code, ERISA or any other applicable law, (ii) written or oral, (iii) funded or unfunded, or (iv) generally available to all employees of SWV.

     Section 3.12  Legality of Operation.  In regard to SWV:

          (a) Except as disclosed in Schedule 3.12(a) to this Agreement, and except as to Environmental Laws, as hereinafter defined in Section 3.12(b) below, SWV is in substantial compliance with all federal, state and local laws, rules and regulations including, without limitation, the following laws: land use or zoning laws; payroll, employment, labor, interstate commerce, transportation or safety laws; or federal, state or local "anti-trust" or "unfair competition" or "racketeering" laws such as but not limited to the Sherman Act, Clayton Act, Robinson Patman Act, Federal Trade Commission Act, or Racketeer Influenced and Corrupt Organization Act (collectively, "Law"). Except as disclosed in Schedule 3.12(a), SWV is in substantial compliance with all permits, franchises, licenses, and orders that have been issued with respect to the Laws and are or may be applicable to any of their property and operations, including, without limitation, any order, decree or directive of any court or federal, state, municipal, or other governmental department, commission, board, bureau, agency or instrumentality wherever located, federal, state and local permits, orders, franchises and consents. Except as set forth on Schedule 3.12(a), with respect to any Law there are no claims, actions, suits, investigations or proceedings pending, or to SWV's knowledge, threatened against or affecting SWV, at law or in equity, or before or by any federal, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality, wherever located, which would result in any adverse change in the financial condition or business of SWV or which would invalidate this Agreement or any action taken in connection with this Agreement. Except as disclosed in
Schedule 3.12(a), SWV has received no notification of any past or present failure by SWV to comply with any Law applicable to it or its assets.

          (b) Except as disclosed in Schedule 3.12(b) to this Agreement, SWV is in compliance with all federal, state and local laws, rules and regulations relating to environmental issues of any kind ("Environmental Law"). Except as disclosed in Schedule 3.12(b), with respect to any Environmental Law, SWV is in compliance with all permits, licenses, and orders related thereto or issued thereunder, as are or may be applicable to the property and operations of SWV, including, without limitation, any order, decree or directive of any court or federal, state, municipal, or other governmental department, commission, board, bureau, agency or instrumentality wherever located. Except as set forth on
Schedule 3.12(b), there are no Environmental Law related claims, actions, suits or proceedings pending or to SWV's knowledge threatened against or affecting SWV, at law or in equity, or before or by any federal, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality, wherever located, which would result in an adverse change in the financial condition or business of SWV or which would invalidate this Agreement or any action taken in connection with this Agreement.

          (c) Except as set forth in Schedule 3.12(c), to SWV's knowledge, no employee, officer, director, or shareholder of SWV is under investigation by the Attorney General of any state, by the District Attorney of any county of any state, or by any United States Attorney or any other governmental investigative agency for the violation of any Laws, including, without limitation, the violation of any anti-trust, racketeering, securities or unfair competition Laws.

          (d) All pending or to SWV's knowledge threatened litigation and administrative or judicial proceedings involving SWV, or its assets or liabilities, are set forth on
Schedule 3.12(d) attached, together with a description of each such proceeding.

     Section 3.13 Working Interest in the Montana Prospect. Except as disclosed in Schedule 3.13 to this Agreement, the Montana Prospect, a 320 acre oil lease in Crook County, Wyoming (the "Montana Prospect"), in which SWV has a working interest, is in compliance with all federal, state and local laws, rules and regulations relating to environmental issues of any kind ("Environmental Law"). Except as disclosed in
Schedule 3.13, with respect to any Environmental Law, the Montana Prospect is in compliance with all permits, licenses, and orders related thereto or issued thereunder, as are or may be applicable to the property and operations of the Montana Prospect, including, without limitation, any order, decree or directive of any court or federal, state, municipal, or other governmental department, commission, board, bureau, agency or instrumentality wherever located. Except as set forth on
Schedule 3.12(b), there are no Environmental Law related claims, actions, suits or proceedings pending or to SWV's knowledge threatened against or affecting the Montana Prospect, at law or in equity, or before or by any federal, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality, wherever located, which would result in an adverse change in the financial condition or business of the Montana Prospect.

     Section 3.14 Corrupt Practices. SWV has not made, offered or agreed to offer anything of value to any employees of any customers of SWV (except in conformity with Law) for the purpose of attracting business to SWV or any foreign or domestic governmental official, political party or candidate for government office or any of their respective employees or representatives, nor has SWV otherwise taken any action which would cause it to be in violation of the Foreign Corrupt Practices Act of 1977, as amended.

     Section 3.15 Legal Compliance. SWV has the right, power, legal capacity and authority to enter into, and perform each of its obligations under this Agreement, and, except as set forth in Schedule 3.15, no approvals or consents of any other persons, business or governmental units are necessary to be obtained by SWV in connection with the transactions, filings with or notices to, contemplated by this Agreement. Except as disclosed in Schedule 3.15 to this Agreement, the execution and performance of this Agreement will not result in a material breach of or constitute a material default or result in the loss of any material right or benefit under: (a) Any charter, by-law, agreement or other document to which SWV is a party or by which the SWV or any of its properties are bound, including, without limitation, any agreement by or between any shareholder of SWV; or (b) Any decree, order or rule of any court or governmental authority which is binding on SWV or on any property of SWV; or (c) Any permit, certificate or license issued by any governmental authority under which SWV operates or pursuant to which any of the property of SWV is bound; or (d) Any agreement to which SWV is bound, including, without limitation, bank loan documents, agreements with customers or suppliers and leases for equipment.

     Section 3.16 Transaction Intermediaries. Except as disclosed in Schedule 3.16, SWV has no agreement or understanding with any agent, broker, financial advisor or other person acting pursuant to the express authority of SWV with respect to any commission or finder's fee in connection with the transactions contemplated by this Agreement.

     Section 3.17 Intellectual Property. To SWV's knowledge, SWV has not infringed, and is not now infringing, on any trade name, trademark, service mark or copyright belonging to any person, firm or corporation ("Intellectual Property") and no one has or is infringing any Intellectual Property right of SWV. SWV owns or has legally licensed all computer software used in connection with its business and has not infringed, and is not now infringing, on the rights of any third parties by its use of computer software.

     Section 3.18 SEC Filings. SWV has delivered to BMI all historical filings made by SWV on Forms 8-K, 10-KSB, 10-QSB and Proxy Statements timely filed with the Securities and Exchange Commission ("SEC") for fiscal years ending December 31, 1998 (the "Public Reports"). The Public Reports accurately and completely describe, in all material respects, SWV's financial status, business operations and prospects as of the date of such filings and as of the date hereof, and do not omit any material fact(s) necessary to make the information contained in the filings not misleading.

     Section 3.19  Issued Common Stock.  The NGP Delaware
Stock to be issued pursuant to this Agreement has been duly authorized and, when issued, will be validly issued, fully paid and nonassessable.

     Section 3.20 Disclosure. The representations and warranties of SWV contained in this Agreement, or in any Schedule or other document delivered by SWV pursuant hereto, do not contain any untrue statement of a material fact, or omit any statement of a material fact necessary to make the statements contained not misleading. If, prior to Closing, SWV becomes aware of any inaccuracy or misrepresentation or omission in any of the Schedules, SWV shall immediately advise BMI in writing of the inaccuracy, misrepresentation or omission.

                            ARTICLE IV
              Representations and Warranties of BMI

     With knowledge that SWV is relying upon the representations, warranties and covenants contained herein, BMI represents and warrants to SWV and makes the following covenants for SWV's benefit.

     Section 4.1 Organization and Existence. BMI is a corporation duly organized, validly existing and in good standing under the laws of the British Virgin Islands and has all requisite corporate power and authority to carry on its business as now conducted. BMI has all requisite corporate power and authority to consummate the transactions contemplated by this Agreement.

     Section 4.2 Authority Relative to this Agreement. The execution, delivery and performance of this Agreement and the Collateral Documents by BMI has been duly authorized and approved by the Board of Directors of BMI. No further corporate action is necessary on the part of BMI to consummate this Agreement and the Collateral Documents in accordance with their terms. BMI has full authority to enter into and perform its obligations under this Agreement and the Collateral Documents, and neither the execution, delivery nor performance by BMI of this Agreement or the Collateral Documents will (i) result in a violation or breach of any term or provision nor constitute a default under the certificate of incorporation or bylaws of BMI or under any contract or agreement to which BMI is a party or by which it is bound, or violate any order, writ, injunction or decree of any court, administrative agency or governmental body, or (ii) result in a violation or breach of any term or provision, or constitute a default or accelerate the performance required, under any indenture, mortgage, deed of trust or other contract or agreement to which BMI is a party or by which it or its properties is bound.

     Section 4.3 NGP Assets. BMI and/or BAMI have all right title and interest to the NGP Assets (attached hereto as Schedule 1.3) free of any liens.

     Section 4.4 Transaction Intermediaries.  Except for
Section 5.1, BMI has no agreement or understanding with any agent, broker, financial advisor or other person acting pursuant to the express authority of BMI with respect to any commission or finder's fee in connection with the transactions contemplated by this Agreement.

                            ARTICLE V
               Additional Agreements of the Parties

     The parties hereto covenant and agree with the other, as applicable, as follows:

     Section 5.1 The Reorganization. Subject to SWV Shareholder approval, SWV has agreed, prior to Closing, to:
(X) effect the disposition and/or distribution of all of its non-cash assets, including, without limitation, any limited partnership interest in a working interest in the Montana Prospect (the "Working Interest") and to satisfy or otherwise extinguish all liabilities (the "SWV Purge") and (Y) form NGP Delaware and to merge (the "Delaware Merger") SWV into NGP Delaware, with NGP Delaware as the survivor (The SWV Purge and the Delaware Merger are referred to herein collectively as, the "Reorganization").

          (a) Terms of the SWV Purge. SWV may determine, in its discretion, the nature of the transaction by which the SWV Purge shall be accomplished, provided, that, the SWV Purge must be completed prior to the Delaware Merger. It is presently contemplated that SWV will effect the SWV Purge by means of a "spin off" on a pro rata basis of the stock of a newly formed subsidiary to which SWV shall have previously contributed all of its assets and liabilities. To the extent that the transactions contemplated by the SWV Purge give rise to any federal and/or state income tax liability, SWV agrees that it shall ensure that prior to the closing of the NGP Contribution such liabilities are paid in full or that the cash necessary to satisfy such tax liabilities is on hand in NGP Delaware.

          (b) Terms of the Delaware Merger. The terms of the Delaware Domicile Merger shall provide that, upon the effectiveness, each shareholder of SWV shall receive one (1) share of the common stock of NGP Delaware for every fifteen
(15) shares of the common stock of SWV. The number of authorized shares of NGP Delaware shall be 50,000,000. Except for the conversion ratio above, the terms of the NGP Delaware common stock shall be identical to the terms of the common stock of SWV. As a result of the Delaware Merger, prior to the NGP Contribution, the former shareholders of SWV will hold 227,733 shares of stock of NGP Delaware. On the formation of NGP Delaware, SWV shall appoint the persons designated by BMI as the Directors of NGP Delaware.

          (c) Finder's Shares and Options. SWV and BMI agree that after the Delaware Merger and prior to the Closing of the NGP Contribution, NGP Delaware will issue 20,000 shares of its common stock to E. T. International Limited (P.O. Box 235, 14 New Street, St. Peter Port Guernsey, UK GY14LE) as a finder's fee. In addition, NGP Delaware will enter into Consulting Agreements with Cloetens or a company designated by Cloetens that provide for grants, under a NGP Delaware Stock Option Plan of an aggregate of 50,000 five (5) year options (the "Options") (10,000 at $7.50, $8.00, $8.50, $9.00 and $9.50,
respectively), to purchase publicly registered shares of common stock of NGP Delaware.

     Section 5.2 Proxy Statement. SWV has agreed to prepare and file a Proxy Statement (the "Proxy Statement") pursuant to Regulation 14A, giving notice of a special meeting of shareholders to the record owners of SWV. The Proxy Statement shall be filed with the Securities and Exchange Commission (the "SEC") no later than thirty (30) days after the date of this Agreement. In accordance with SEC rules, the Proxy Statement will be sent to the record shareholders of SWV giving them notice of the time and place of a special meeting of the shareholders on a date no more than twenty (20) after the date of mailing of the Proxy Statement. The Proxy Statement shall seek proxies for the approval of the following actions:

          (i) The Reorganization.

          (ii) The SWV Purge.

          (iii) The ratification and approval of the NGP
Contribution, including without limitation, the issuance of common stock to BMI.

          (iv) Any other matter that may properly come before the meeting of the shareholders.

     Section 5.3 Access to Records. SWV will give to BMI and its representatives, from the date hereof until the Closing Date, full access during normal business hours, upon reasonable notice, to all of the properties, books, contracts, documents and records of SWV, and will make available to BMI and its representatives all additional financial statements of and all information with respect to the business and affairs of SWV that BMI may reasonably request.

     Section 5.4 Continuation of Insurance. SWV will keep in existence all policies of insurance insuring SWV against liability and property damage, fire and other casualty through the Closing Date, consistent with the policies currently in effect.

     Section 5.5 Standstill Agreement. Until the Closing Date, unless this Agreement is earlier terminated pursuant to the provisions hereof, SWV will not, directly or indirectly, solicit offers for the shares or the assets of SWV or for a merger or consolidation involving SWV, or respond to inquiries from, share information with, negotiate with or in any way facilitate inquiries or offers from, third parties who express or who have heretofore expressed an interest in acquiring SWV by merger, consolidation or other combination or acquiring any of SWV's assets.

     Section 5.6 Payment of Expenses. Each party will pay its own expenses incurred in conjunction with this Agreement, the Collateral Documents and the transactions contemplated thereby, including all fees and expenses of counsel and accountants and any broker or finder commission, whether or not such transaction is completed. It is acknowledged by the parties, that BMI will bear the cost of the preparation of the Proxy Statement by its attorneys and that SWV shall bear the cost of its attorney's review of the Proxy Statement.

     Section 5.7 Vote by Cloetens; Board Recommendation. Cloetens hereby agrees that he will vote all of his shares of SWV common stock in favor of all the actions to be taken hereunder that require SWV shareholder approval and that he will execute any agreement, proxy or other document as may be reasonably required by BMI to ensure his vote. Further, Cloetens agrees that a statement to the effect that he will vote in favor of the actions will be included in the Proxy Statement. The Board of Directors of SWV agree that it will recommend the approval of the Reorganization and the NGP Contribution to the shareholders of SWV.

     Section 5.9 Consents. SWV and BMI shall cooperate with each other and use their reasonable best efforts to obtain all approvals, authorizations and consents required to be obtained to consummate the transaction set forth in this Agreement, including, the approval of every regulatory agency of federal, state, or local government that may be required in the opinion of either BMI or SWV.

                            ARTICLE VI
                        Conditions of BMI

     The obligations of BMI to effect the transactions contemplated by this Agreement shall be subject to the fulfillment at or prior to the Closing Date of each of the following items that are conditions to the Closing:

     Section 6.1 Compliance by SWV and Cloetens. SWV and Cloetens shall have performed and complied with all material obligations and conditions required by this Agreement to be performed or complied with by SWV and Cloetens at or prior to the Closing Date, including, without limitation, Sections 5.1 and 5.2. All representations and warranties of SWV and Cloetens contained in this Agreement shall be true and correct in all material respects at and as of the Closing Date, with the same force and effect as though made at and as of the Closing Date, except for changes expressly permitted by this Agreement, and BMI shall have received a Certificate duly executed by the President of SWV representing and warranting the foregoing.

     Section 6.2  Litigation Affecting This Transaction.
There shall be no actual or threatened action by or before any court which seeks to restrain, prohibit or invalidate the transactions contemplated by this Agreement or which might affect the right of BMI to own the NGP Delaware Stock or control SWV or the business SWV operates, which, as a result of the transactions contemplated by this Agreement, might affect such right as to BMI or any affiliate thereof subsequent to the Closing Date and which, in the judgment of the Board of Directors of BMI, made in good faith and based upon advice of its counsel, makes it inadvisable to proceed with the transactions contemplated by this Agreement.

     Section 6.3 Fiscal Condition of Business. There shall have been no material adverse change in the results of operations, financial condition or business of SWV.

     Section 6.4  Opinions of Counsel.  SWV shall have
delivered to BMI the opinion of counsel, dated the Closing
Date, in the form annexed hereto as Schedule 1.6(c).

     Section 6.5 Consents. All approvals, authorizations and consents required to be obtained shall have been obtained.
BMI shall have been furnished with appropriate evidence, reasonably satisfactory to BMI and its counsel, of the granting of such approvals, authorizations and consents.

     Section 6.6 Phase 1 Environmental Survey. BMI shall have ordered, at its sole cost and expense, and received a Phase 1 Environmental survey of the Montana Prospect that is satisfactory to BMI in its sole discretion.

                           ARTICLE VII
                        Conditions of SWV

     The obligations of SWV to effect the transaction contemplated by this Agreement shall be subject to the fulfillment at or prior to the Closing Date of each of the following conditions:

     Section 7.1 Compliance by BMI. BMI shall have performed and complied with all material obligations and conditions required by this Agreement to be performed or complied with by it at or prior to the Closing Date. All representations and warranties of BMI contained in this Agreement shall be true and correct in all material respects at and as of the Closing Date, with the same force and effect as though made at and as of the Closing Date, except for changes expressly permitted by this Agreement.

     Section 7.3 Material Adverse Change. There shall not have been, and on the Closing Date shall not be in existence, any event, condition or state of facts which could reasonably be expected to result in, any material adverse change in the condition (financial or otherwise), assets, real property, personal property, results of operations, business or prospects of BMI and its subsidiaries taken as a whole.

     Section 7.4  Opinion of Counsel.  BMI shall have
delivered to SWV the opinion of counsel to BMI, dated the Closing Date, in the form annexed hereto as Schedule 1.7(b).

     Section 7.5 Consents. All approvals, authorizations and consents required to be obtained shall have been obtained. SWV shall have been furnished with appropriate evidence, reasonably satisfactory to SWV and its counsel, of the granting of such approvals, authorizations and consents.

                           ARTICLE VIII
                         Indemnification

     Section 8.1  Indemnification by Cloetens.  Subject to
Section 8.8 below, Cloetens agrees that he will indemnify, defend, protect and hold harmless BMI or NGP Delaware and their officers, shareholders, directors, divisions, subdivisions, affiliates, subsidiaries, parents, agents, employees, legal representatives, successors and assigns from and against all claims, damages, actions, suits, proceedings, demands, assessments, adjustments, penalties, costs and expenses whatsoever (including specifically, but without limitation, reasonable attorneys' fees and expenses of investigation) whether equitable or legal, matured or contingent, known or unknown to SWV and/or Cloetens, foreseen or unforeseen, ordinary or extraordinary, patent or latent, arising out of occurrences prior to the Closing of this Agreement, from: (a) any breach of, misrepresentation in, untruth in or inaccuracy in the representations and warranties by the SWV and/or Cloetens, set forth in this Agreement or in the Schedules attached to this Agreement or in the Collateral Documents; (b) nonfulfillment or nonperformance of any agreement, covenant or condition on the part of SWV or Cloetens made in this Agreement and to be performed by SWV or Cloetens before the Closing Date, provided, however, that such nonfulfillment or nonperformance is within the control of SWV and/or Cloetens; (c) violation of the requirements of any governmental authority relating to the reporting and payment of federal, state, local or other income, sales, use, franchise, excise or property tax liabilities of SWV arising or accrued prior to the Closing Date; (d) any violation of any federal, state or local "anti-trust" or "racketeering" or "unfair competition law", including, without limitation, the Sherman Act, Clayton Act, Robinson Patman Act, Federal Trade Commission Act, or Racketeer Influenced and Corrupt Organization Act; and (e) any claim by a third party that, if true, would mean that a condition for indemnification set forth in subsections (a), (b), (c) or (d) of this Section 8.1 of this Agreement has occurred.

     Section 8.2 Indemnification by BMI. BMI agrees that it will indemnify, defend, protect and hold harmless SWV and/or Cloetens and their agents, employees, heirs, legal representatives, successors and assigns, as applicable, from and against all claims, damages, actions, suits, proceedings, demands, assessments, adjustments, penalties, costs and expenses whatsoever (including specifically, but without limitation, reasonable attorneys' fees and expenses of investigation) incurred by them, as a result of or incident to: (a) any breach of, misrepresentation in, untruth in or inaccuracy in the representations and warranties of BMI set forth in this Agreement or in the Schedule attached to this Agreement or in the Collateral Documents; (b) nonfulfillment or nonperformance of any agreement, covenant or condition on the part of BMI made in this Agreement and to be performed by BMI before or after the Closing Date; (c) any claim by a third party that, if true, would mean that a condition for indemnification set forth in subsections (a), (b), or (c) of this Section 8.2 has occurred.

     Section 8.3 Procedure for Indemnification with Respect to Third Party Claims.

          (a) If any third party shall notify a party to this Agreement (the "Indemnified Party") with respect to any matter (a "Third Party Claim") that may give rise to a claim for indemnification against any other party to this Agreement (the "Indemnifying Party") under this Article VIII, then the Indemnified Party shall promptly notify each Indemnifying Party thereof in writing; provided, however, that no delay on the part of the Indemnified Party in notifying any Indemnifying Party shall relieve the Indemnifying Party from any obligation hereunder unless (and then solely to the extent) the Indemnifying Party is thereby prejudiced. Such notice shall state the amount of the claim and the relevant details thereof.

          (b) Any Indemnifying Party will have the right to defend the Indemnified Party against the Third Party Claim with counsel of its choice reasonably satisfactory to the Indemnified Party so long as (i) the Indemnifying Party notifies the Indemnified Party in writing within ten days after the Indemnified Party has given notice of the Third Party Claim that the Indemnifying Party will indemnify the Indemnified Party pursuant to the provisions of this Article VIII, as applicable, from and against the entirety of any adverse consequences (which will include, without limitation, all losses, claims, liens, and reasonable attorneys' fees and related expenses) the Indemnified Party may suffer resulting from, arising out of, relating to, in the nature of, or caused by the Third Party Claim, (ii) the Indemnifying Party provides the Indemnified Party with evidence reasonably acceptable to the Indemnified Party that the Indemnifying Party will have the financial resources to defend against the Third Party Claim and fulfill its indemnification obligations hereunder,
(iii) the Third Party Claim involves only monetary damages and does not seek an injunction or equitable relief, (iv) settlement of, or adverse judgment with respect to the Third Party Claim is not, in the good faith judgment of the Indemnified Party, likely to establish a precedential custom or practice adverse to the continuing business interests of the Indemnified Party, and (v) the Indemnifying Party conducts the defense of the Third Party Claim actively and diligently.

          (c) So long as the Indemnifying Party is conducting the defense of the Third Party Claim in accordance with
Section 8.3(b) above, (i) the Indemnified Party may retain separate co-counsel at its sole cost and expense and participate in (but not control) the defense of the Third Party Claim, (ii) the Indemnified Party will not consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim without the prior written consent of the Indemnifying Party (which will not be unreasonably withheld), and (iii) the Indemnifying Party will not consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim without the prior written consent of the Indemnified Party (which will not be unreasonably withheld). In the case of (c)(ii) or (c)(iii) above, any such consent to judgment or settlement shall include, as an unconditional term thereof, the release of the Indemnifying Party from all liability in connection therewith.

          (d) If any condition set forth in Section 8.3(b) above is or becomes unsatisfied, (i) the Indemnified Party may defend against, and consent to the entry of any judgment or enter into any settlement with respect to, the Third Party Claim and any matter it may deem appropriate and the Indemnified Party need not consult with, or obtain any consent from, any Indemnifying Party in connection therewith, (ii) the Indemnifying Party will reimburse the Indemnified Party promptly and periodically for the cost of defending against the Third Party Claim (including attorneys' fees and expenses), and (iii) the Indemnifying Party will remain responsible for any adverse consequences the Indemnified Party may suffer resulting from, arising out of, relating to, in the nature of, or caused by the Third Party Claim to the fullest extent provided in this Article IX.

     Section 8.4 Procedure for Non-Third Party Claims. If BMI, NGP Delaware, SWV or Cloetens wishes to make a claim for indemnity under Section 8.1 or Section 8.2, as applicable, and the claim does not arise out of a third party notification which makes the provisions of Section 8.3 applicable, the party desiring indemnification ("Indemnified Party") shall deliver to the party from which indemnification is sought ("Indemnifying Party") a written demand for indemnification ("Indemnification Demand"). The Indemnification Demand shall state: (a) the amount of losses, damages or expenses to which the Indemnified Party has incurred or has suffered or is expected to incur or suffer to which the Indemnified Party is entitled to indemnification pursuant to Section 8.1 or Section 8.2, as applicable; (b) the nature of the event or occurrence which entitles the Indemnified Party to receive payment under
Section 8.1 or Section 8.2, as applicable. If the Indemnifying Party wishes to object to an Indemnification Demand, the Indemnifying Party must send written notice to the Indemnified Party stating the objections and the grounds for the objections ("Indemnification Objection"). If no Indemnification Objection is sent within thirty (30) days after the Indemnification Demand is sent, the Indemnifying Party shall be deemed to have acknowledged the correctness of the claim or claims specified in the Indemnification Demand and shall pay the full amount claimed in the Indemnification Demand within forty-five (45) days of the day the Indemnification Demand is dated. If for any reason the Indemnifying Party does not pay the amounts claimed in the Indemnification Demand, within thirty days of the Indemnification Demand's date, the Indemnified Party may institute legal proceedings to enforce payment of the indemnification claim contained in the Indemnification Demand and any other claim for indemnification that the Indemnified Party may have.

     Section 8.5 Survival of Claim. All of the respective representations, warranties and obligations of the parties to this Agreement shall survive consummation of the transactions contemplated by this Agreement as follows: (i) all representations and warranties pertaining to federal, state and local taxes, including, without limitation, the representations and warranties set forth in Section 3.9 shall survive until the expiration of the applicable statute of limitations on any claim which can be brought against the Companies by tax authorities or governmental agencies or governmental units and (ii) all representations and warranties other than set forth in (i) above shall survive twelve (12) months from the Closing Date. Notwithstanding the prior sentence which provides that the representations and warranties expire after certain stated periods of time, if within the stated period of time, a notice of a claim for indemnification or Indemnification Demand is given, or a suit or action based upon representation or warranty is commenced, the Indemnified Party shall not be precluded from pursuing such claim or action, or from recovering from the Indemnifying Party (whether through the courts or otherwise) on the claim or action, by reason of the expiration of the representation or warranty.

     Section 8.6 Limitation of Liability. The Parties agree that they shall not bring a claim for indemnification under this Article VIII unless and until all claims a party has exceed $50,000, and that the first $50,000 of damages are not recoverable.

     Section 8.7 Prompt Payment. In the event that any party is required to make any payment under this Article VIII, such party shall promptly pay the Indemnifying Party the amount so determined. If there should be a dispute as to the amount or manner of determination of any indemnity obligation owed under this Article VIII, the Indemnifying Party shall, nevertheless, pay when due such portion, if any, of the obligation as shall not be subject to dispute. The portion in dispute shall be paid upon a final and non-appealable resolution of such dispute. Upon the payment in full of any claim, the Indemnifying Party shall be subrogated to the rights of the Indemnified Party against any person with respect to the subject matter of such claim.

     Section 8.8 Condition to Cloetens' Indemnification Obligation. Notwithstanding any other provision of this
Article VIII to the contrary, BMI agrees that it will not assert, for itself or on behalf of NGP Delaware, any right to indemnification under Section 8.1 that arises from SWV's ownership and participation in the Working Interest for the period ending on the Closing Date (a "Working Interest Claim") against Cloetens, unless and to the extent BMI and/or NGP Delaware is not indemnified for such Working Interest Claim by the new owner of the Working Interest (the "New Owner"). Cloetens acknowledges that in structuring the SWV Purge, the New Owner must be obligated to assume Cloetens' indemnification obligation for any Working Interest Claim on terms substantially the same as provided in this Article VIII.

                            ARTICLE IX
                         Other Provisions

     Section 9.1 Nondisclosure by SWV and Cloetens. SWV and Cloetens recognize and acknowledge that they have in the past, currently has, and in the future will have certain confidential information of BMI. SWV and Cloetens agree that for a period of ten (10) years from the Closing Date they will not disclose such confidential information to any person, firm, corporation, association or other entity for any purpose or reason whatsoever, except to authorized representatives of BMI, unless (i) such information becomes known to the public generally through no fault of SWV or Cloetens or (ii) SWV is compelled to disclose such information by a governmental entity or pursuant to a court proceeding. In the event of a breach or threatened breach by SWV or Cloetens of the provisions of this Section, BMI shall be entitled to an injunction restraining SWV or Cloetens from disclosing, in whole or in part, such confidential information. Nothing herein shall be construed as prohibiting BMI from pursuing any other available remedy for such breach or threatened breach, including, without limitation, the recovery of damages.

     Section 9.2 Assignment; Binding Effect; Amendment. This Agreement and the rights of the parties hereunder may be assigned with the prior consent of the other parties and shall be binding upon and shall inure to the benefit of the parties hereto, and the successors and/or assigns of BMI , SWV and Cloetens. This Agreement, upon execution and delivery, constitutes a valid and binding agreement of the parties hereto enforceable in accordance with its terms and may be modified or amended only by a written instrument executed by all parties hereto.

     Section 9.3 Entire Agreement. This Agreement, is the final, complete and exclusive statement and expression of the agreement among the parties hereto with relation to the subject matter of this Agreement, it being understood that there are no oral representations, understandings or agreements covering the same subject matter as the Agreement. The Agreement supersedes, and cannot be varied, contradicted or supplemented by evidence of any prior to contemporaneous discussions, correspondence, or oral or written agreements of any kind. The parties to this Agreement have relied on their own advisors for all legal, accounting, tax or other advice whatsoever with respect to the Agreement and the transactions contemplated hereby.

     Section 9.4 Counterparts. This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute but one and the same instrument. This Agreement may be executed by facsimile signatures.

     Section 9.5  Notices.  All notices or other
communications required or permitted hereunder shall be in writing and may be given by depositing the same in United States mail, addressed to the party to be notified, postage prepaid, registered or certified with return receipt requested, by overnight courier or by delivering the same in person to such party.

          (a) If to BMI, addressed to it at:  Rue de la
Rotisserie 29 1204 Geneva Switzerland Attention:  Jacques Mot
with a copy to: Thomas R Marshall, Esq. Schnader Harrison
Segal & Lewis LLP 330 Madison Avenue New York, New York  10017

          (b)  If to SWV or Cloetens, addressed to it or him
at:   455 East 400 South, Suite 100 Salt Lake City, UT  84111
Attention: President with a copy to: Leonard W. Burningham, Esq. 455 East 500 South, Suite 205 Salt Lake City, UT 84111

Notice shall be deemed given and effective the day personally delivered, the day after being sent by overnight courier and three business days after the deposit in the U.S. mail of a writing addressed as above and sent first class mail, certified, return receipt requested, or when actually received, if earlier. Any party may change the address for notice by notifying the other parties of such change in accordance with this Section 9.5.

     Section 9.6 Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Nevada, without giving effect to any choice or conflict of law provision or rule (whether of the State of Nevada or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Nevada.

     Section 9.7 No Waiver. No delay of or omission in the exercise of any right, power or remedy accruing to any party as a result of any breach or default by any other party under this Agreement shall impair any such right, power or remedy, nor shall it be construed as a waiver of or acquiescence in any such breach or default, or of or in any similar breach or default occurring later; nor shall any waiver of any single breach or default be deemed a waiver of any other breach of default occurring before or after that waiver.

     Section 9.8 Time of the Essence. Time is of the essence of this Agreement.

     Section 9.9 Captions. The headings of this Agreement are inserted for convenience only, shall not constitute a part of this Agreement or be used to construe or interpret any provision hereof.

     Section 9.10 Severability. In case any provision of this Agreement shall be invalid, illegal or unenforceable, it shall, to the extent possible, be modified in such manner as to be valid, legal and enforceable but so as most nearly to retain the intent of the parties. If such modification is not possible, such provision shall be severed from this Agreement. In either case the validity, legality and enforceability of the remaining provisions of this Agreement shall not in any way be affected or impaired thereby.

     Section 9.11 Construction. The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any federal, state, local or foreign statute shall be deemed to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. The word "including" means included, without limitation.

     Section 9.12 Extension or Waiver of Performance. Either BMI or SWV may extend the time for or waive the performance of any of the obligations of the other, waive any inaccuracies in the representations or warranties by the other, or waive compliance by the other with any of the covenants or conditions contained in this Agreement, provided that any such extension or waiver shall be in writing and signed by SWV and BMI.

     Section 9.13 Liabilities of Third Parties. Nothing in this Agreement, whether expressed or implied, is intended to confer any rights or remedies under or by reason of this Agreement on any persons other than the parties to it and their respective officers, shareholders, directors, affiliates, subsidiaries, parents, agents, employees, legal representatives, successors and assigns, nor is anything in this Agreement intended to relieve or discharge the obligation or liability of any third persons to any party to this Agreement, nor shall any provisions give any third person any rights of subrogation or action over or against any party to this Agreement.

     Section 9.14 Publicity. Prior to Closing, except as may be required by law, no party to this Agreement shall issue any press release or otherwise make any statement with respect to the transactions contemplated by this Agreement without the prior consent of the other party, which shall not be unreasonably withheld.

     Section 9.15  Arbitration.

          (a) Each and every controversy or claim arising out of or relating to this Agreement shall be settled by arbitration in the State of Nevada, in accordance with the commercial rules (the "Rules") of the American Arbitration Association then obtaining, and judgment upon the award rendered in such arbitration shall be final and binding upon the parties and may be confirmed in any court having jurisdiction thereof. Notwithstanding the foregoing, this Agreement to arbitrate shall not bar any party from seeking temporary or provisional remedies in any Court having jurisdiction. Notice of the demand for arbitration shall be filed in writing with the other party to this Agreement, which such demand shall set forth in the same degree of particularity as required for complaints under the Federal Rules of Civil Procedure the claims to be submitted to arbitration. Additionally, the demand for arbitration shall be stated with reasonable particularity with respect to such demand with documents attached as appropriate. In no event shall the demand for arbitration be made after the date when institution of legal or equitable proceedings based on such claim, dispute or other matter in question would be barred by the applicable statutes of limitations.

          (b) The arbitrators shall have the authority and jurisdiction to determine their own jurisdiction and enter any preliminary awards that would aid and assist the conduct of the arbitration or preserve the parties' rights with respect to the arbitration as the arbitrators shall deem appropriate in their discretion. The award of the arbitrators shall be in writing and it shall specify in detail the issues submitted to arbitration and the award of the arbitrators with respect to each of the issues so submitted.

          (c) Within sixty (60) days after the commencement of any arbitration proceeding under this Agreement, each party shall file with the arbitrators its contemplated discovery plan outlining the desired documents to be produced, the depositions to be take, if ordered by the arbitrators in accordance with the Rules, and any other discovery action sought in the arbitration proceeding. After a preliminary hearing, the arbitrators shall fix the scope and content of each party's discovery plan as the arbitrators deem appropriate. The arbitrators shall have the authority to modify, amend or change the discovery plans of the parties upon application by either party, if good cause appears for doing so.

          (d) The award pursuant to such arbitration will be final, binding and conclusive.

          (e) Counsel to SWV and BMI in connection with the negotiation of and consummation of the transactions under this Agreement shall be entitled to represent their respective party in any and all proceedings under this Section or in any other proceeding (collectively, "Proceedings"). SWV and BMI, respectively, waive the right and agree they shall not seek to disqualify any such counsel in any such Proceedings for any reason, including but not limited to the fact that such counsel or any member thereof may be a witness in any such Proceedings or possess or have learned of information of a confidential or financial nature of the party whose interests are adverse to the party represented by such counsel in any such Proceedings.

     IN WITNESS WHEREOF, the parties have executed this Agreement on the date first above written.

                         Bachkine & Meyer Industries, S.A.

                         By:  /s/Jacques Mot
                              ----------------------------
                              Jacques Mot
                              President


                         SW Ventures, Inc.

                         By:  /s/ Guido Cloetens
                              ----------------------------
                              Guido Cloetens
                              President

                         Guido Cloetens

                             /s/ Guido Cloetens
                             -----------------------------

                                        Exhibit B

                      Joint Filing Agreement

     The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate.

Dated July 31, 1999          BACHKINE & MEYER INDUSTRIES, S.A.

                             By:  /s/ JACQUES MOT
                                   ----------------------------
                                  Jacques Mot
                                  President

                             /s/  JACQUES MOT
                             ---------------------------------
                             Jacques Mot